Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Unterpremstaetten, 08.18.2009

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated June 29, 2009
2.	Press release dated July 09, 2009
3.	Press release dated July 14, 2009
4.	Press release dated July 16, 2009
5.	Press release dated July 22, 2009
6.	Press release dated July 27, 2009
7.	Half-year Report 2009
8.	Press release dated July 28, 2009
9.	Press release dated August 17, 2009

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner

austriamicrosystems introduces the AS1115, an LED driver with front-panel activity control

The AS1115 drives 64 LEDs individually, allowing the read-back of 16-keys, it also provides detailed error diagnostics, making it the perfect single chip user interface solution

Unterpremstaetten, Austria (June 29, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, expands its comprehensive LED driver portfolio with the AS1115, an easy to use user interface (UI) LED driver. The AS1115 combines display driving and key scanning providing a complete front panel solution which eliminates the use of secondary µP or other logics plus discrete devices, reducing BOM count and cost.

The AS1115 can drive either eight 7-segment digits or 64 individual LEDs with 47mA per digit or 5mA per LED. An external resistor can easily adjust the current. With an excellent accuracy of ±3%, the AS1115 improves picture quality for LED displays, this is due to minimised intensity variations between the LEDs and LED modules. For either global digital brightness control, or separate dimming, of each single digit a 4-bit PWM is implemented. Additionally the AS1115 offers the read back of up to 16-keys completing the single chip UI solution.

A unique feature of austriamicrosystems' AS1115 is the built-in LED error detection. Simple and intuitive to use, the user-friendly software interface allows the error diagnostics to be easily accessed during normal operation. This solution can detect any open- or short-circuit within the multiplexed 8x8 LED array, and a detailed error report can be read out with the exact position of the broken LED, this is especially helpful to reduce test time during production.

"Due to the extremely competitive market, today's consumer electronics or home appliance producers are under constant pressure to reduce costs. Most user interfaces demand a display to show information and buttons to interact with. Additionally, LED error detection is a very important factor to reduce test, production and maintenance cost," said Bruce Ulrich, Director Marketing Standard Linear at austriamicrosystems. "The AS1115 addresses all these needs and helps designers achieve a more efficient, more simplified design, for front panels, such as those found on set-top boxes, DVD players, washing machines, dryers and microwave ovens."

The AS1115 operates from a single 2.7V to 5.5V supply while requiring the lowest supply current of 0.6mA during operation and 200nA in shutdown mode. The AS1115 interfaces via I²C and up to four devices can be addressed on a single I²C bus.

The AS1115 is suitable for operating environments ranging from -40 to +85°C and requires a minimum of external components reducing system costs to a minimum. Optimised for easy handling the AS1115 comes in a QSOP 24-pin package. For space sensitive applications a TQFN(4x4)-24 package is also available. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/LED-Driver/AS1115 .

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
July 9, 2009

austriamicrosystems announces its new EasyPoint™ joystick module based on contactless sensing technology

AS5011, a new two dimensional magnetic encoder IC, is at the heart of the EasyPoint™ joystick module aimed at portable communication devices

Unterpremstaetten, Austria (July 9, 2009) - austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industrial and medical applications, today unveils EasyPoint™, a joystick module aimed at portable communication devices.

EasyPoint™ consists of a mechanical stack incorporating a navigation knob with a magnet and the AS5011, a contactless sensing IC. Its simple construction, and the contactless sensing technique implemented by the AS5011, means that the module offers very high mechanical reliability. The EasyPoint™ joystick modules support true 360 degree range of movement, encompass a "select" function and can be housed in a variety of form factors, with a module height as low as 1.8mm.

At the core of the EasyPoint™ joystick module is austriamicrosystems' AS5011, a magnetic encoder IC that monitors knob displacement relative to its center position and provides position information via I^2C outputs. The AS5011 offers user-selectable power-saving modes and is available in an ultra-thin QFN package (5x5mm, 0.55mm high).

"With EasyPoint™ joystick module technology, we are providing a highly reliable module for use in a variety of portable communication devices. Besides its high reliability, our solution also offers a high degree of usability. The user can move a cursor at any angle, change the speed at which the cursor moves, or select items and drag them across the screen", says Matjaz Novak, Director of Marketing Industry & Medical at austriamicrosystems.

EasyPoint™ joystick module demonstration units and the AS5011 IC are available for sampling. Today, the modules come in two mechanical versions, either as a complete module with integrated AS5011 IC, or as a mechanical module only. The sizes range from 12.5mm x 12.6mm to 18.6mm x 22.6mm and support 1mm and 2mm knob displacement, respectively.

Learn more about the simple use of EasyPoint™ in our demonstration video on our website. For more information on product features, or to order the EasyPoint™ joystick module and AS5011 samples please go to austriamicrosystems' website at www.austriamicrosystems.com/MagneticEncoder/AS5011.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

austriamicrosystems

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Matjaz Novak
Director of Marketing Industry & Medical
Tel: +43 (0) 3136 500 5741
Fax: +43 (0) 3136 500 5420
matjaz.novak@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
July 14, 2009

austriamicrosystems unveils new low noise 650mA DC-DC buck regulator with two LDOs for RF PAs

The AS1339 offers a high 97% efficiency, high switching frequency and noise reduction optimized for multiband WCDMA/NCDMA and similar wireless applications

Unterpremstaetten, Austria (July 14, 2009) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, launched today the AS1339 step down regulator. High efficiency and tiny packaging make the AS1339 ideal for multiband WCDMA/NCDMA applications, such as cellular handsets, wireless PDAs, and smart phones.

The AS1339 delivers up to 650mA from an input voltage range of 2.7 to 5.5V making the device ideal for single Li-Ion cells. To improve battery lifetime low power RF amplifiers can scale the output power dynamically by changing its supply voltage. To support this, the output voltage of the AS1339 is dynamically controlled using an external analogue input signal. Additionally, the extremely fast 30µs settling time of the output voltage ensures CDMA-specifications are not exceeded.

The AS1339 housed in a 2x2mm WL-CSP is designed for minimal space requirements in size restricted battery powered applications such as mobile phones and other portable wireless end equipment. The 2MHz fixed switching frequency minimizes the PCB footprint by allowing the use of tiny low profile inductors and capacitors. This constant frequency switching results in low predictable output noise which is additionally reduced by the internal noise reduction circuitry.

"Power efficiency combined with reduced external component size and cost is the key behind the AS1339 buck converter," said Bruce Ulrich, marketing director Standard Linear at austriamicrosystems." austriamicrosystems' AS1339 is the perfect symbiosis between efficiency and analog performance. Thanks to its small size and fast switching speed only a minimum of PCB space is required. Combined with the unique low noise circuitry this part is the way to go for high efficiency RF PA designs."

With 97% peak efficiency the AS1339 boosts battery lifetime in any application. Supporting 1.1A of peak current, the integrated 110m Ohm bypass FET provides maximum power with minimum dropout under even low-battery conditions. The AS1339 enters bypass mode automatically during high power transmissions. The AS1339 also integrates two 10mA low-noise, high-PSRR LDO's, making them ideal for PA biasing. Each LDO features a separate enable, provides high output voltage accuracy, and requires only 10nF of output capacitance.

Moreover if the supply is not required, for example mobile phone in-flight mode, the AS1339 offers a 100nA shutdown mode combined with an output disconnect feature. Additional features are soft start and safety features such as current overload and thermal shutdown protection.

The AS1339 is available in the tiny 2x2mm WL-CSP 16-bumps covering the industrial temperature range of -40°C to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/DC-DC-Converter/AS1339

austriamicrosystems

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems
a leap ahead in analog

hiwave

PRESS RELEASE

austriamicrosystems and HiWave Inc. announce the HW-RFR900T a low cost, high performance, globally compliant UHF RFID Reader Module

The austriamicrosystems AS3991 Simply Gen 2 reader IC enabled HiWave Inc. to realise their goal of starting a new market in the UHF RFID arena with WW operable module

Unterpremstaetten, Austria and South Korea (July 16, 2009) - austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industrial and medical applications and HiWave Inc., a market leader in the development of WCDMA transceivers today announce the release of the HW-RFR900T UHF RFID Reader Module equipped with austriamicrosystems "Simply Gen 2" UHF RFID technology. HiWave leveraged this to develop a competitive, world wide shippable solution in a timeframe they could not achieve with any other solution. The competitive price point means that reader costs are no longer the barrier to implementation or Gen 2 market development.

"Why did we choose austriamicrosystems? They have been operating for over 27 years and continue to hold a strong financial position during this recessionary market. Having such a broad portfolio of products and servicing several industries, means that austriamicrosystems had to be the silicon partner of choice in challenging times," HaeWoon Lee CEO of HiWave commented. "We are committed to be in this business for years to come and we believe austriamicrosystems are the only sure bet moving forward."

The range of Simply Gen 2 UHF RFID Reader IC's are revolutionising the way companies are utilising UHF RFID. The relative simplicity of the Simply Gen 2 Reader ICs means that potential users no longer need to be RFID experts to be implementers. The AS3991 Simply Gen 2 UHF Reader IC not only enables a new breed of user, but allows users to focus their efforts on building their own IP around what is important for their end customers.

"Producing a RFID IC, like the AS3991 where we kept it simple without compromising performance or versatility, meant drawing on over 15 years of UHF RFID silicon design experience" Kambiz Dawoodi General Manager for Standard Linear/Wireless & Communication at austriamicrosystems said. "That's the reason why this is the industry's most popular UHF Reader IC, with the largest customer base."

The AS3991 is available in QFN64 9x9 package. For more detailed information on the range of UHF RFID reader IC's from austriamicrosystems please visit
www.austriamicrosystems.com/RFID_products/AS3991/UHF_RFID_GEN_2

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile

infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

About HiWave Inc.

Based in South Korea HiWave has over 13 years of RF and RFID experience. HiWave is an approved design and manufacturing vendor for major South Korean Telecom operators and the ROK Air Force. HiWave Inc. was founded in 1997 by their CEO Haewoon Lee, a veteran in various fields of electronics engineering in South Korea. HiWave Inc. is a market leader in the development of WCDMA transceivers, 5.8 Ghz/ ITS transceivers, air force radar components and cellular repeaters in Korean market. HiWave are utilising their advanced mass production competences to provide high value solutions at relatively low cost.

For further information:

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.austriamicrosystems.com

HiWave, Inc
Contact
BD Choe
Tel: +82(0) 230-3124
Fax: +82 (0) 897-2408
bdchoe@hiwave.co.kr
www.hiwave.co.kr

austriamicrosystems

Press Release
July 22, 2009

austriamicrosystems new DC-DC boost converter delivers 42V from a 0.9 Volt input

The AS1344 offers micro-power consumption with high efficiency combined with a soft-start feature and output disconnect during shutdown

Unterpremstaetten, Austria (July 22, 2009) – austriamicrosystems (SIX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, have today launched the AS1344 high voltage DC-DC boost converter optimized for biasing of Photodiodes, LCD or PMOLED display powered from single cell batteries. At 15V output voltage the AS1344 delivers 120mA from a 3V or 28mA from a 1.5V input voltage. The AS1344 operates from a single 0.9 to 3.6V supply and provides adjustable output voltages in the range of 5.5 to 42V. The 1MHz fixed switching frequency minimizes the PCB footprint by allowing the use of tiny, low profile inductors and capacitors. This constant frequency switching, results in low predictable output noise that can be easily filtered.

"Battery powered applications with PMOLED, or e-ink displays, need a high efficiency step-up converter which is able to deliver an output voltage of approximately 15V at a relatively moderate current," said Bruce Ulrich, Marketing Director Standard Linear at austriamicrosystems. "The AS1344 addresses this need offering very high efficiency even at high output voltages. Additionally, single or dual cell applications are also supported."

The AS1344 also offers an automatic power save operation which improves the efficiency at light loads. Furthermore, the micro-power design reduces the operating supply current to only 22µA. This significant reduction of power consumption substantially increases battery life in the application.

austriamicrosystems' AS1344 offers both a 1uA shutdown mode, combined with an output disconnect feature. This capability reduces PCB space and BOM in applications such as PMOLED or e-ink displays, where disconnection is required for optimal operation and reduced power consumption.
With an adjustable soft-start feature the AS1344 enables power up of applications even with drained batteries by limiting the input current during start-up.

The AS1344 offers 2% output voltage accuracy and a power-ok feature indicates when voltage is within 10% of regulation. The part is ideally suited for powering a variety of different PMOLED, e-ink or LCD displays in handheld devices, or other applications such as microphones, photodiodes or LED strings requiring high voltages.

The AS1344 is available in the compact 3 x 3x 0.8mm TDFN 10-pin package and covers the industrial temperature range of -40°C to +85°C. For product specific information, download data sheets or request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/DC-DC-Step-up-Converter/AS1344

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Pressemitteilung
27. Juli 2009

austriamicrosystems gibt Ergebnisse für das zweite Quartal und erste Halbjahr 2009 bekannt

Finanzielle Eckdaten für das zweite Quartal und die erste Jahreshälfte 2009

Unterpremstätten, Österreich (27. Juli 2009) — austriamicrosystems (SIX: AMS), ein weltweit führender Entwickler und Hersteller analoger ICs für Kommunikations-, Industrie-, Medizintechnik- und Automobilanwendungen, weist im zweiten Quartal und ersten Halbjahr eine negative Umsatzentwicklung sowie einen Betriebs- und Nettoverlust aus. Die Ergebnisse des ersten Halbjahrs zeigen ein weiterhin schwieriges Marktumfeld in den meisten Zielmärkten. Für die zweite Jahreshälfte wird eine deutliche Verbesserung bei Umsatz und Betriebsergebnis erwartet.

austriamicrosystems' Geschäftsentwicklung im zweiten Quartal und ersten Halbjahr 2009 verlief unzufriedenstellend und spiegelt dabei die Auswirkungen der weltweiten Wirtschaftsschwäche wider. Der konsolidierte Gruppenumsatz erreichte im zweiten Quartal EUR 28,3 Mio., ein Rückgang um 39% gegenüber EUR 46,3 Mio. im Vorjahresquartal. Der Gruppenumsatz des ersten Halbjahres betrug EUR 53,8 Mio., ein Rückgang um 39% gegenüber EUR 87,5 Mio. im ersten Halbjahr 2008. Auf Basis konstanter Wechselkurse fiel der Umsatz im zweiten Quartal und im ersten Halbjahr um 43% im Vergleich zu den jeweiligen Vorjahreszeiträumen. Gegenüber dem ersten Quartal 2009 stieg der Umsatz im zweiten Quartal sequentiell um 11%.

Die Bruttogewinnmarge erreichte im zweiten Quartal 22% gegenüber 51% im Vorjahreszeitraum, was auf die negativen Auswirkungen der weiterhin niedrigen Auslastung der Produktion mit ihrem hohen Fixkostenanteil zurückzuführen ist. Im ersten Halbjahr des laufenden Jahres betrug die Bruttogewinnmarge 26% (51% im ersten Halbjahr 2008). Als Betriebsergebnis (EBIT) des zweiten Quartals ergab sich ein Verlust von EUR 11,7 Mio. gegenüber einem Gewinn von EUR 6,4 Mio. im Vorjahreszeitraum. Dieses negative Ergebnis war die Folge der auslastungsbedingt geringeren Bruttomarge und fortlaufenden Ausgaben für kundenbezogene Produktentwicklungen. Als EBIT für das erste Halbjahr ergab sich ein Verlust von EUR 20,2 Mio. nach einem Gewinn von EUR 10,1 Mio. im Vorjahreszeitraum.

Der Nettoverlust des zweiten Quartals betrug EUR 10,7 Mio. gegenüber einem Gewinn von EUR 5,9 Mio. im Vorjahreszeitraum. Das Ergebnis je Aktie im Berichtsquartal betrug CHF -1,52 / EUR -1,00 (verwässert und unverwässert, 2008: CHF 0,87 / EUR 0,54). Der Nettoverlust des ersten Halbjahres betrug EUR 18,7 Mio. (CHF -2,64 / EUR -1,76 je Aktie, verwässert und unverwässert), verglichen mit einem Gewinn von EUR 9,1 Mio. (CHF 1,34 / EUR 0,84) im Vorjahreszeitraum.

Der Gesamtauftragsbestand (exklusive Konsignationslager) belief sich auf EUR 35,1 Mio. am 30. Juni 2009, ein deutlicher Anstieg gegenüber EUR 30,6 Mio. am Ende des Vorquartals (EUR 54,5 Mio. am 30. Juni 2008). Die Barmittel und kurzfristigen Anlagen betrugen EUR 37,5 Mio. am 30. Juni 2009. Zusätzlich verfügt austriamicrosystems über weitere nicht ausgeschöpfte Kreditlinien.

Im Kommunikationsgeschäft von austriamicrosystems entwickelte sich die Nachfrage nach Beleuchtungsmanagementlösungen und Power-Management-ICs bei zwei der Top 5-Mobiltelefonanbieter im zweiten Quartal und ersten Halbjahr verhalten. Die entsprechenden Liefervolumina zeigen bislang noch keine deutlichen Zeichen einer Erholung auf vorige Niveaus, verzeichnen jedoch gewisse Stabilisierungstendenzen gegen Ende des ersten Halbjahres. Bei einem dritten Top 5-Mobiltelefonanbieter erhöhten sich im zweiten Quartal ausgehend von einer niedrigen Basis die Liefermengen für eine Beleuchtungslösung für mehrere Modelle. Die Liefervolumina für MEMS-Mikrofonlösungen erholten sich im zweiten Quartal. Zusammen mit einem wichtigen Partner besetzt austriamicrosystems weiter die führende Position in diesem attraktiven Markt. Trotz der eingeschränkten Liefernachfrage von Mobiltelefonanbietern setzen sie ihre Entwicklungsaktivitäten rund um die Produkte von austriamicrosystems mit hoher Intensität fort.

Daneben wurde die innovative kontaktlose Joysticklösung EasyPoint™ für Mobilgeräte am Markt eingeführt, die erhebliche Kosten- und Designvorteile bietet. EasyPoint™ basiert auf der magnetischen Encodertechnologie von austriamicrosystems und erfährt bereits starke Beachtung durch führende OEMs. Im zweiten Quartal begannen Volumenlieferungen einer Hintergrundbeleuchtungslösung für LCD TV an einen weltweit führenden Anbieter, was die vorherrschende Position von austriamicrosystems im LED-Beleuchtungsmanagement untermauert. Zugleich begann die Belieferung eines neuen Kunden im Bereich Unterhaltungselektronik mit einer Multimedia-Lösung.

Das Industrie- und Medizintechnikgeschäft trug im zweiten Quartal und ersten Halbjahr ungleichmäßig zum Gesamtergebnis bei. Das Marktumfeld in der Industrieautomation und verwandten Bereichen war weiterhin schwach, da Nachfrage und Orderverhalten der Kunden durch den weltweiten Wirtschaftsabschwung stark beeinträchtigt werden. austriamicrosystems erwartet daher für den Rest des Jahres eine weiterhin schwierige Situation in diesem Markt. Für sein breites Portfolio magnetischer Encoder verzeichnet austriamicrosystems dennoch zahlreiche Entwicklungsaktivitäten für innovative Anwendungen. Im Bereich Medizintechnik war austriamicrosystems dagegen mit der Entwicklung im ersten Halbjahr zufrieden. So konnten große weltweit tätige OEMs als wichtige neue Kunden für attraktive, mittelfristig umsatzrelevante Projekte gewonnen werden, was die Spitzenposition von austriamicrosystems bei hochpräzisen medizinischen Sensorschnittstellen unterstreicht.

Der Bereich Automotive zeigte sich wiederum schwach mit branchenweit niedriger Kundennachfrage und unregelmäßigem Orderverhalten. austriamicrosystems erwartet, dass die verhaltene Nachfrage über die nächsten Quartale anhalten wird, während OEMs und Zulieferer ihre Geschäftsmodelle anpassen. austriamicrosystems hat gleichwohl einen neuen, speziell für den Automobilmarkt entwickelten Encoder am Markt vorgestellt. Das Foundry-Geschäft leistete im zweiten Quartal und ersten Halbjahr trotz niedrigerer Umsätze wieder einen positiven Geschäftsbeitrag durch eine im Vergleich zum Vorjahr gestiegene Nachfrage nach hochwertigen Spezialprozessen.

Auf der operativen Seite ergab sich aufgrund der gesunkenen Marktnachfrage eine weiterhin niedrige Auslastung der Waferfertigung und der eigenen Testcenter im zweiten Quartal. Zusammen mit dem hohen Fixkostenanteil an den Gesamtkosten war dies der Hauptgrund für die niedrige Bruttomarge im zweiten Quartal sowie den sich ergebenden Betriebs- und Nettoverlust. Die Lagerbestände konnten im zweiten Quartal als Folge der geringeren Produktion verringert werden. austriamicrosystems erwartet, dass die Lagerbestände in den kommenden Quartalen aufgrund einer im Vergleich zum Produktionsniveau höheren Produktnachfrage weiter abnehmen werden. austriamicrosystems trat als Teil seines

Bekenntnisses zur Nachhaltigkeit dem UN Global Compact bei, einer weltweiten Initiative von Firmen, die sich zur Umsetzung von, unter anderem, effizienter Energie- und Ressourcennutzung, fairen Arbeitsbedingungen, Exzellenz beim Umweltschutz und vorbildlichen Geschäftspraktiken verpflichten.

austriamicrosystems operiert weiterhin in einem schwierigen Marktumfeld mit verminderter Visibilität in mehreren Kernmärkten. Dennoch verzeichnete austriamicrosystems zum Ende des zweiten Quartals eine merkliche Verbesserung des Auftragseingangs, die sich, wie das Unternehmen annimmt, fortsetzen wird. Auf Basis vorliegender Informationen erwartet austriamicrosystems im zweiten Halbjahr eine deutlich bessere Geschäftsentwicklung verglichen mit dem ersten Halbjahr. austriamicrosystems geht daher von einer starken Verbesserung des Betriebsergebnisses in den verbleibenden Quartalen aus. Zugleich ist das Unternehmen dank eines attraktiven Produktportfolios und einer steigenden Anzahl bei namhaften Kunden gewonnener Designprojekte gut für die Zukunft positioniert.

Der vollständige Semesterbericht, einschließlich detaillierter Finanzinformationen, ist auf der austriamicrosystems-Website unter http://www.austriamicrosystems.com/eng/Investor/Financial-Reports verfügbar.

Über austriamicrosystems

austriamicrosystems AG ist führend in der Entwicklung und Herstellung von Hochleistungs-Analog-ICs (integrierten Schaltkreisen) und kombiniert mehr als 25 Jahre System-Know-How und Erfahrung im Analog-Design mit eigenen hochmodernen Produktions- und Testeinrichtungen. austriamicrosystems' umfassende Expertise bei niedrigem Stromverbrauch und hoher Genauigkeit zeigt sich in branchenführenden kundenspezifischen und Standard-Analog-ICs. austriamicrosystems fokussiert sich auf die Segmente Power Management, Sensoren und Sensorschnittstellen und Mobile Infotainment in den Märkten Communications, Industry & Medical und Automotive, ergänzt durch seine Full Service Foundry Aktivitäten. austriamicrosystems ist mit mehr als 1.000 Mitarbeitern weltweit tätig und an der SIX Swiss Exchange in Zürich börsennotiert (Tickersymbol: AMS). Weitere Informationen erhalten Sie unter www.austriamicrosystems.com

###

Für weitere Informationen

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Half-year Report 2009

After a difficult first half with negative developments in revenue and earnings anticipating strong improvement in operating results in the second half with improving market environment

Report to shareholders on the first half of 2009

Ladies and Gentlemen

Our second quarter and half-year results show a negative development in revenues and earnings and an operating and net loss for the first half of 2009. The results highlight the difficult market environment we continue to experience and which we navigate with tight cost control and a focus on key opportunities. At the same time, the success of our products and solutions at existing and new customers confirms our strong positioning for the mid and longer term.

Financial results

Second quarter group revenues were EUR 28.3 million, down 39% from EUR 46.3 million in the same quarter 2008. Group revenues for the first six months of 2009 were EUR 53.8 million, down 39% from EUR 87.5 million recorded in the first half of 2008. On a constant currency basis, second quarter revenues were down 43% compared to the second quarter last year and first half revenues were down 43% compared to the first half 2008. Compared to the first quarter 2009, second quarter revenues increased by 11% sequentially.

In the second quarter, gross margin reached 22% compared to 51% in the same quarter last year, due to the negative impact from continued low levels of capacity utilization in our production with its high proportion of fixed costs. For the first half of 2009, gross margin therefore reached 26%, compared to 51% in the first half of 2008. Our result from operations (EBIT) for the second quarter was a loss of EUR 11.7 million, compared to a profit of EUR 6.4 million in the second quarter of 2008. This negative result was driven by the reduced gross margin due to the low capacity utilization and our continuing investment in customer-centered product R&D. For the first half of 2009, our EBIT was a loss of EUR 20.2 million, compared to a profit of EUR 10.1 million in the same period last year.

The net loss for the second quarter 2009 was EUR 10.7 million compared to a profit of EUR 5.9 million in the same period last year. Basic and diluted earnings per share for the second quarter were CHF -1.52 / EUR -1.00 (CHF 0.87 / EUR 0.54 for the second quarter 2008). The net loss for the first half-year 2009 was EUR 18.7 million, equivalent to CHF -2.64 / EUR -1.76 per share (basic and diluted) compared to a profit of EUR 9.1 million or CHF 1.34 / EUR 0.84 per share (basic and diluted) for the same period last year.

Key figures EUR thousands (except earnings per share)	**Q2 2009**	Q2 2008	Q1 2009	**1st half 2009**	1st half 2008
Revenues	**28,313**	46,315	25,449	**53,762**	87,456
Gross margin in %	**22%**	51%	31%	**26%**	51%
Result from operations	**-11,682**	6,441	- 8,532	**-20,214**	10,113
Net income/loss	**-10,685**	5,868	- 8,049	**-18,733**	9,116
Basic / diluted earnings per share in CHF [1]	**-1.52 / -1.52**	0.87 / 0.87	- 1.13 / -1.13	**-2.64 / -2.64**	1.34 / 1.34
Basic / diluted earnings per share in EUR	**-1.00 / -1.00**	0.54 / 0.54	- 0.75 / -0.75	**-1.76/ -1.76**	0.84 / 0.84
Total backlog (excluding consignment stock)	**35,101**	54,497	30,615	**35,101**	54,497

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Total backlog on June 30, 2009 (excluding consignment stock agreements) was EUR 35.1 million, up noticeably from EUR 30.6 million at the end of the first quarter (EUR 54.5 million on June 30, 2008). Our cash and short-term investments totaled EUR 37.5 million on June 30, 2009. In addition, we have further untapped credit lines available.

Business overview

austriamicrosystems' business showed an unsatisfying performance in the second quarter and first half year 2009 reflecting the continuing impact of the global economic weakness across end markets and geographies.

In our communications business, demand patterns for our flash LED driver ICs, lighting management solutions and power management ICs remained subdued at two Top 5 handset manufacturers in the second quarter and first half. The corresponding run rates did not yet show meaningful signs of recovering to previous levels even though we experienced certain stabilization effects towards the end of the first half. At a third Top 5 handset manufacturer, we ramped up shipments of a lighting management solution for several models in the second quarter, albeit from a low base. MEMS microphone deliveries showed a recovery in shipments and together with our key partner we retain our leading edge position in this attractive market. Despite the limited shipment demand from handset customers overall, development activities at these customers involving our solutions continue at a strong pace.

In addition, we introduced EasyPoint™, an innovative contactless joystick solution for mobile devices with significant cost and design advantages. EasyPoint™ is based on our magnetic encoder technology and is already receiving strong attention from leading OEMs. Demonstrating our leading position in LED lighting management, we started volume shipments of a LCD TV backlighting solution to a leading global OEM in the second quarter. We also started shipping a multimedia solution to a new customer in the consumer electronics segment.

Our industrial and medical business delivered mixed results in the second quarter and first half. The market environment for industrial automation and related applications continued to be weak with customer demand and order behavior strongly impacted by the worldwide economic downturn. As a consequence, we expect this market segment to remain difficult for the remainder of the current year. We nevertheless see continuing design traction for our broad portfolio of magnetic encoders in a variety of innovative applications. Our medical business, on the other hand, showed a satisfactory performance in the second quarter and first half. We were able to win global OEMs as important new customers for attractive mid-term projects which validates our world class expertise in high precision medical sensor interfaces.

The automotive market showed continued weakness with lower customer demand and irregular order patterns across the sector. We expect this subdued situation to continue over the coming quarters as automotive OEMs and suppliers realign their businesses. We nevertheless introduced a new fully automotive-specified encoder product to the market in the last quarter. Our foundry business contributed positively to our business again in the second quarter and first half despite lower revenues, given increased demand for higher value specialty processes compared to the previous year.

In operations, we continued to run our wafer fab and in-house test facilities at low utilization levels in the second quarter to reflect the reduced market demand. In combination with the high fixed cost nature of our business this was the key factor driving the low gross margin recorded in the second quarter and the resulting operating and net loss. Lower production levels, at the same time, allowed inventories to be reduced in the second quarter. We expect inventories to continue to decline in the coming quarters as a result of product demand increasing in comparison to production levels.

As part of our commitment to sustainable business practices we joined the UN Global Compact, a worldwide initiative which calls for companies to promote, amongst others, the efficient use of energy and natural resources, fair labor practices, environmental excellence and good business conduct.

Outlook

We continue to operate in a difficult market environment with impaired visibility in several key markets. Despite this, we see a healthy improvement in our order intake which started towards the end of the second quarter and which we expect to continue. Based on available information, we expect our business to show a significantly better performance in the third quarter and second half of 2009 compared to the first half. Consequently, we expect operating results to show a strong improvement over the remaining quarters. At the same time, our attractive product line-up and a growing list of design-wins at high quality customers position our business well for the future.

Unterpremstaetten, July 27, 2009

John Heugle, CEO Michael Wachsler-Markowitsch, CFO

Consolidated Income Statement (unaudited)

EUR thousands (except earnings per share)	Q2 2009	1st half 2009	Q2 2008	1st half 2008
Revenue Products	22,841	43,610	39,661	75,713
Revenue Foundry & Other	5,472	10,152	6,654	11,743
Total revenues	28,313	53,762	46,315	87,456
Cost of sales	- 22,192	- 39,826	- 22,492	- 42,839
Gross profit	6,121	13,936	23,823	44,617
Gross margin in %	22%	26%	51%	51%
Research and development	-9,909	-19,445	- 10,561	- 20,375
Selling, general and administrative	-9,248	-16,348	- 8,504	- 17,480
Other operating income	1,800	2,939	2,056	3,775
Other operating expenses	-286	-577	- 290	- 341
Result from investments in associates	-160	-719	-83	-83
Result from operations	-11,682	-20,214	6,441	10,113
Net financing costs	524	434	- 317	- 601
Income before tax	-11,159	-19,780	6,124	9,511
Income tax expense	474	1,047	- 256	- 395
Net income	-10,685	-18,733	5,868	9,116
Basic / diluted earnings per share in CHF [1]	-1.52 / -1.52	-2.64 / -2.64	0.87 / 0.87	1.34 / 1.34
Basic / diluted earnings per share in EUR	-1.00 / -1.00	-1.76/ -1.76	0.54 / 0.54	0.84 / 0.84

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Statement of comprehensive income (unaudited)

EUR thousands	Q2 2009	1st half 2009	Q2 2008	1st half 2008
Net income	-10,685	-18,733	5,868	9,116
Translation adjustment	-298	-67	-71	-349
Other comprehensive income	-298	-67	-71	-349
Total comprehensive income	-10,983	-18,800	5,797	8,767

Consolidated Balance Sheet (unaudited)

EUR thousands	as of	June 30, 2009	December 31, 2008
Assets			
Cash and cash equivalents		**21,960**	26,851
Short-term Investments		**15,507**	3,810
Trade receivables		**25,776**	37,049
Inventories		**61,470**	63,043
Other receivables and assets		**4,429**	3,427
Total current assets		**129,141**	134,179
Property, plant and equipment		**123,716**	128,570
Intangible assets		**6,420**	6,983
Investments in associates and financial investments		**3,103**	3,866
Deferred tax assets		**30,863**	30,863
Other long-term assets		**4,232**	2,931
Total non-current assets		**168,333**	173,213
Total assets		**297,475**	307,392
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings		**23,407**	25,823
Trade liabilities		**11,287**	18,097
Provisions		**7,912**	11,133
Other liabilities		**14,997**	12,872
Total current liabilities		**57,602**	67,925
Interest-bearing loans and borrowings		**53,925**	36,042
Employee benefits		**9,638**	9,208
Deferred government grants		**1,878**	2,328
Other long-term liabilities		**817**	812
Total non-current liabilities		**66,258**	48,391
Shareholders' equity			
Issued capital		**26,698**	26,698
Share premium		**99,632**	98,292
Treasury shares		**-5,635**	- 5,635
Translation adjustment		**74**	141
Retained earnings		**52,846**	71,580
Total shareholders' equity and reserves		**173,615**	191,076
Total liabilities and shareholders' equity		**297,475**	307,392

Consolidated Cashflow Statement (unaudited)

EUR thousands	Q2 2009	1st half 2009	Q2 2008	1st half 2008
Operating activities				
Income before tax	-11,159	-19,780	6,124	9,511
Depreciation (net of government grants)	5,594	11,095	5,625	11,144
Changes in employee benefits	217	429	212	413
Expenses from stock option plan (acc. IFRS 2)	666	1,339	686	1,373
Changes in other long-term liabilities	-266	-445	-224	- 501
Result from investments in associates	160	719	83	83
Net financing cost	-524	-434	317	601
Changes in assets	4,054	10,852	- 10,351	- 3,315
Changes in short-term operating liabilities and provisions	-136	-5,025	1,735	- 1,153
Tax payments	-31	-41	- 21	- 29
Cash flows from operating activities	-1,425	-1,291	4,187	18,128
Investing activities				
Acquisition of intangibles, property, plant and equipment	-5,131	-7,649	- 2,462	- 9,206
Acquisition of financial investments	0	-15,436	- 46	- 4,063
Proceeds from sale of plant and equipment	159	159	0	0
Proceeds from the sale of investments	4,000	4,000	6	33
Interest received	286	592	435	600
Cash flows from investing activities	-686	-18,334	- 2,068	- 12,636
Financing activities				
Proceeds from borrowings	0	20,251	12,548	12,548
Repayment of debt	-1,505	-4,560	- 4,971	- 12,983
Repayment of finance lease liabilities	0	0	- 170	- 338
Interest paid	-324	-790	- 579	- 1,124
Expenses from financial instruments	-105	-165	0	0
Dividends paid	0	0	- 16,362	- 16,362
Changes resulting from capital increase	0	0	7	7
Cash flows from financing activities	-1,934	14,735	- 9,528	- 18,252
Net increase/decrease in cash and cash equivalents	-4,044	-4,891	- 7,409	- 12,760
Cash and cash equivalents at begin of period	26,004	26,851	13,786	19,138
Cash and cash equivalents at end of period	21,960	21,960	6,378	6,378

Consolidated Changes in Shareholders' Equity (unaudited)

EUR thousands	Issued capital	Additional paid-in capital	Treasury shares	Translation adjustment	Retained earnings	Total share-holders' equity
Total equity as of January 1, 2008	**26,697**	**95,570**	**-703**	**-104**	**75,664**	**197,124**
Net income	0	0	0	0	9,116	9,116
Other comprehensive income	0	0	0	-349	0	-349
Share based payments	0	1,373	0	0	0	1,373
Dividends paid	0	0	0	0	-16,362	-16,362
Capital increase	1	5	0	0	0	6
Purchase and sale of treasury shares	0	0	33	0	0	33
Total equity as of June 30, 2008	**26,698**	**96,948**	**-670**	**-453**	**68,418**	**190,941**
Total equity as of January 1, 2009	**26,698**	**98,292**	**-5,635**	**141**	**71,580**	**191,076**
Net income	0	0	0	0	-18,733	-18,733
Other comprehensive income	0	0	0	-67	0	-67
Share based payments	0	1,339	0	0	0	1,339
Dividends paid	0	0	0	0	0	0
Capital increase	0	0	0	0	0	0
Purchase and sale of treasury shares	0	0	0	0	0	0
Total equity as of June 30, 2009	**26,698**	**99,632**	**-5,635**	**74**	**52,846**	**173,615**

Notes on the Interim Financial Statements June 30, 2009 (unaudited)

1. Accounting principles

The consolidated financial statements of austriamicrosystems Group is based on the accounts of the individual group companies at June 30th. This half-year report is consistent with IAS 34. The accounting principles applied in this half-year report basically correspond with the reporting policies specified in the Full Year Consolidated Financial Statements dated December 31, 2008. Changes were necessary due to the first time application of the amended regulations of IAS 1 ("Presentation of Financial Statements") and IFRS 8 ("Operating Segments").

2. Segment reporting and revenues

EUR thousands	1st half 2009			1st half 2008		
Business Segments	Products	Foundry	Total	Products	Foundry	Total
Revenues from external customers	43,610	10,152	53,762	75,713	11,743	87,456
Result from operations	-9,204	1,897	-7,307	13,614	1,831	15,445
Segment assets	26,460	4,425	30,885	44,751	5,083	49,833

Reconciliation of segment results to income statement

EUR thousands	1st half 2009	1st half 2008
Result from operations per segment reporting	-7,307	15,445
Research and development subsidies	1,548	1,859
Currency gains / losses in operating result	376	-1,180
Result from investments in associates	-719	-83
Unallocated corporate costs	-14,112	-5,928
Result from operations	-20,214	10,113
Financial result	434	- 601
Income before tax	-19,780	9,511

Reconciliation of segment assets to total assets

EUR thousands	1st half 2009	1st half 2008
Assets per segment reporting	**30,885**	49,833
Cash, cash equivalents and short-term investments	**37,467**	10,346
Inventories	**61,470**	61,157
Property, plant and equipment	**120,658**	129,881
Intangible assets	**4,369**	5,663
Investments in associates and financial investments	**3,103**	3,695
Deferred tax asset	**30,863**	30,953
Other assets	**8,660**	9,762
Total assets	**297,475**	301,290

Revenues per geographical segments

EUR thousands	1st half 2009	1st half 2008
EMEA [1]	**31,316**	60,324
Americas	**6,681**	9,754
Asia/Pacific	**15,765**	17,379
Total	**53,762**	87,456

1) Europe, Middle East, Africa

Segment information is presented on the basis of the internal reporting structure for the segments "Products" and "Foundry". The Segment "Products" comprises the development and distribution of analog Integrated Circuits ("ICs"). The segment's customers are mainly in the Communications, Industrial, Medical and Automotive markets. In the "Foundry" segment we report the contract manufacturing of analog/mixed signal ICs based on our customers' designs.

The geographic segments are structured by the three regions in which sales occur: "EMEA" (Europe, Middle East and Africa), "Americas", and "Asia/Pacific".

All segment information is based on IFRS valuation and accounting principles.

In a change from previous years, the segment "Foundry" (in previous periods "Foundry & Other") contains no unallocated cost and income items, reflecting the internal reporting structure. Unallocated income and expense items are shown in the respective reconciliations of segment measures to the interim financial statements from fiscal year 2009 onwards. In addition, process development costs are allocated to the operating segments based on usage (in previous periods these were allocated to "Foundry & Other"). According to the internal reporting structure, the production areas do not represent a separate segment.

The services rendered by these areas to the segments are therefore not shown as intersegment revenues which is different from previous years. The comparable amounts for previous periods have been adjusted accordingly.

The segment measure "Result from operations" consists of gross profit, expenses for research and development, expenses for selling, general & administrative as well as other operating income and expenses. The segment assets in principle comprise the allocable assets, i.e. customer receivables as well as segment specific tangible and intangible assets. The reconciliations comprise items which by definition are not part of the segments.

3. Number of employees

The average number of employees was 1,098 during the first half of 2009, compared to 1,109 during the first half of 2008.

4. Seasonality, economic cycles

In the past, the revenues and results varied from quarter to quarter. It is expected that these variations will continue in the future due to the ordering patterns of customers and the seasonality of end markets.

austriamicrosystems AG
Tobelbaderstr. 30 | A-8141 Unterpremstaetten | Austria
Phone +43/3136/500-0 | Fax +43/3136/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

PRESS RELEASE

austriamicrosystems to manufacture Triad Semiconductor's Via-Configurable SoC Solution

Triad selects austriamicrosystems advanced analog specialty 0.35µm CMOS embedded EEPROM process for its Via-Configurable Arrays (VCA) containing an advanced 32-bit processor

Unterpremstaetten, Austria and Winston Salem, NC (July 28, 2009)– austriamicrosystems business unit Full Service Foundry today announced at the Design Automation Conference (DAC) that Triad Semiconductor has selected austriamicrosystems for the production of its Via-Configurable Array (VCA) technology.

The VCA technology has been developed using austriamicrosystems advanced analog specialty 0.35µm CMOS embedded EEPROM process technology and is manufactured in austriamicrosystems state-of-the-art 8 inch SMIF fab. Triad is extending its already successful line of VCAs fabricated at austriamicrosystems with the introduction of the Mocha™ product line. Mocha™ is a complete system-on-chip (SoC) solution combining a high performance, low power 32-bit processor with Triad's via configurable analog, digital, and memory resources. Unique to Triad's patented VCA approach is the ability to configure and interconnect this rich set of resources using only a single via mask layer. This approach enables the re-use of silicon-proven IP, reduces engineering and tooling costs, and improves development time.

"The austriamicrosystems C35 specialty process contains the superior analog/mixed-signal features that our applications demand" states James Kemerling, CTO and Co-Founder of Triad Semiconductor. "Highest manufacturing quality standards and the C35 process' mixed signal capabilities combined with the ability to embed EEPROM and high voltage options makes this an ideal process to support our new Mocha-family of configurable SoCs "

"Triad's via-configurable array technology enables ASIC customers to rapidly develop prototypes of their products." states Thomas Riener, General Manager Full Service Foundry at austriamicrosystems. "It helps shorten the development phase and supports fast product ramp-ups which ultimately results in a reduced time-to-profits. Once requiring high volume production, customers can either further optimize the VCA or easily change to pure ASIC manufacturing."

To learn more about the austriamicrosystems specialty 0.35µm embedded EEPROM technology please visit our website at http://www.austriamicrosystems.com/Process-Technology/Embedded-EEPROM

To learn more about Triad's MochaTM-Family of via-configurable SoCs please visit Triad`s website at http://www.triadsemi.com/services/arm-powered-vcas.

Visit austriamicrosystems Full Service Foundry team at booth #1417 at the Design Automation Conference (DAC) July 26 to 31, 2009 in San Francisco, CA, USA.

About austriamicrosystems
austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS, SiGe-BiCMOS and embedded EEPROM processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

About Triad Semiconductor, Inc.
Triad Semiconductor, Inc., a privately held fabless semiconductor company with headquarters in Winston-Salem, North Carolina, develops, prototypes and produces mixed-signal ASICs. The company's groundbreaking via-configurable array (VCA) technology delivers ASICs with silicon-proven analog and digital functions more quickly and at lower cost than traditional full-custom approaches. Triad's single-mask, via-only routing cuts engineering effort and fabrication time, resulting in fast-turn prototypes and allowing design changes to be made at minimal cost. Triad's Fast-Full-Custom™ capabilities provide customers with rapid access to production devices and enables a seemless, low risk path to optimized ASICs for high volume production utilizing the same proven IP found in Triad's VCAs. For more information, please visit www.triadsemi.com or call (336) 774-2150.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

Press Contact
Cayenne Communication LLC (for Triad)
Linda Marchant
Vice President
Voice: 919.451.0776
linda.marchant@cayennecom.com
www.cayennecom.com

Technical Contact
Triad Semiconductor, Inc.
Reid Wender
VP Marketing and Technical Sales
Voice: 336.774.2150
Fax: 336.774.2140
rwender@triadsemi.com
www.triadsemi.com

austriamicrosystems

Press Release
August 17, 2009

austriamicrosystems ships one billionth analog IC for Knowles Acoustics' MEMS microphones

Solid-state silicon microphones are the technology of choice for leading OEMs supporting high-performance, high-density innovation in a variety of applications

Unterpremstaetten, Austria (August 17, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications is proud to announce the shipment of their one billionth high performance analog IC for the successful SiSonic™ series of MEMS microphones. A major MEMS success story, SiSonic™ MEMS microphones are the leading product family in this rapidly developing market with major global OEMs relying on Knowles Acoustics' unmatched expertise.

Built on Knowles' CMOS / MEMS technology platform, which was originally launched in 2002, the SiSonic™ silicon-based microphone series is entering its fifth generation of development, with the overall product family shipping in excess of 1 billion units, to date. The proven, and evolving, design series supports high-performance, high-density innovation in applications such as cell phones, notebooks, digital still cameras, portable music players, and other portable electronic devices.

"We are proud to be associated with a company that has been so successful in introducing this leading technology. It is our objective to continually support Knowles with compelling solutions to reduce costs and improve performance of the integrated preamplifier and modulator circuits," stated Franz Faschinger, Senior Vice President at austriamicrosystems.

"Finding the right IC was an important element to the success of the SiSonic MEMS microphone. austriamicrosystems was one of the few semiconductor suppliers who were able to meet our demanding requirements," stated Mike Adell, General Manager of Knowles Acoustics. "With unique capabilities, depth, and reliability, we believe our relationship with austriamicrosystems will allow us to extend our leadership position in MEMS microphone technology for years to come."

MEMS (micro electro mechanical system) microphones consist of two die, the MEMS sensor element and the CMOS circuit. Acoustic signals are converted inside the MEMS into a change in capacitance. The CMOS IC converts the capacitance changes into a digital or analog output voltage, which can then be processed by the other components in the mobile device. austriamicrosystems' high performance analog ASIC is a very low noise, low power MEMS interface circuit.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service

austriamicrosystems

Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com

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Ulrike Anderwald
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Christian Ramprecht
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www.austriamicrosystems.com